UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-41440

Virax Biolabs Group Limited

(Registrant’s Name)

20 North Audley Street

London, W1K 6LX

United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Virax,” “we,” “us” and “our” refer to Virax Biolabs Group Limited. and its subsidiaries.

Information Contained in this Form 6-K Report

Submission of Matters to a Vote of Security Holders.

On December 6, 2023, Virax Biolabs Group Limited (the “Company”) held the Company’s 2023 Annual Meeting of Shareholders (the “Annual Meeting”) at BioCity Glasgow, Bo’Ness Road, Newhouse, Lanarkshire, ML1 5UH. On October 9, 2023, the record date for the Annual Meeting, there were 18,115,398 ordinary shares of the Company entitled to be voted at the Annual Meeting, 62.94% of which were represented in person or by proxy. Five items of business were acted upon by the Company’s shareholders at the Annual Meeting, each of which was approved by the shareholders.

1. Shareholders ratified and approved the appointment of Reliant CPAs PC as auditor of the Company for the fiscal year ending March 31, 2024, and to authorize the board of directors of the Company to fix the remuneration of the auditor (the “Auditor Proposal”). The voting results were as follows:

For	Against	Abstain
10,839,919	403,735	157,636

2. Shareholders elected all of the five nominees for directors to serve until the next annual meeting of shareholders. The voting results were as follows:

	FOR	AGAINST	WITHHOLD/ABSTAIN
James Foster	6,740,972	1,412,706	44,116
Mark Ternouth	6,747,595	1,394,083	56,116
Evan Norton	6,721,190	1,420,488	56,116
Yair Erez	6,724,007	1,428,671	45,116
Nelson Haight	6,737,595	1,401,583	58,616

3. Shareholders approved a share consolidation of the Company’s ordinary shares, par value $0.0001 each (the “Ordinary Shares”) on the basis of one (1) share for every ten (10) Ordinary Shares, so that every ten (10) outstanding Ordinary Shares before the share consolidation shall be consolidated into one (1) ordinary share, par value $0.001 each, after the share consolidation (the “Share Consolidation”). The voting results were as follows:

For	Against	Abstain
8,900,502	2,437,894	62,894

4. Shareholders approved the form of the third amended and restated memorandum and articles of association of the Company in the form attached as Exhibit 99.4 filed as part of the Form 6-K report filed on November 8, 2023 containing the Notice of Meeting and Proxy Statement in its entirety and in substitution for, and to the exclusion of, the existing memorandum and articles of association of the Company to reflect the revised authorized share capital, with effect from the effective date of the Share Consolidation. The voting results were as follows:

For	Against	Abstain
6,700,312	1,457,564	39,918

5. Shareholders approved the 2023 Equity Incentive Plan and the United Kingdom Sub-Plan (the “Equity Incentive Plan Proposal”). The voting results were as follows:

For	Against	Abstain
6,645,904	1,493,256	58,634

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VIRAX BIOLABS GROUP LIMITED

Date:	December 8, 2023	By:	/s/ James Foster
James Foster, Chief Executive Officer